UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Jacksonville Bancorp, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

469249205

(CUSIP Number)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 9 Pages

Page 2 of 9 Pages

1	Names of Reporting Persons Endeavour Capital Advisors Inc.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 355,192
	6	Shared Voting Power 0
	7	Sole Dispositive Power 355,192
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 355,192
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented By Amount in Row (9) 11.2%
12	Type of Reporting Person (See Instructions) IA

Page 3 of 9 Pages

1	Names of Reporting Persons Endeavour Regional Bank Opportunities Fund L.P.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 355,192
	6	Shared Voting Power 0
	7	Sole Dispositive Power 355,192
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 355,192
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented By Amount in Row (9) 11.2%
12	Type of Reporting Person (See Instructions) PN

Page 4 of 9 Pages

1	Names of Reporting Persons Laurence M. Austin
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 355,192
	6	Shared Voting Power 0
	7	Sole Dispositive Power 355,192
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 355,192
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented By Amount in Row (9) 11.2%
12	Type of Reporting Person (See Instructions) IN, HC

Page 5 of 9 Pages

1	Names of Reporting Persons Mitchell J. Katz
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 355,192
	6	Shared Voting Power 0
	7	Sole Dispositive Power 355,192
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 355,192
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented By Amount in Row (9) 11.2%
12	Type of Reporting Person (See Instructions) IN, HC

Page 6 of 9 Pages

Item 1(a)	Name of Issuer: Jacksonville Bancorp, Inc. (the “Issuer”)

1(b)	Address of the Issuer’s Principal Executive Offices:

100 North Laura Street, Suite 1000, Jacksonville, FL 32202

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act: (i) Endeavour Capital Advisors Inc. (“Endeavour”), (ii) Endeavour Regional Bank Opportunities Fund L.P. (the “Fund”), (iii) Laurence M. Austin and (iv) Mitchell J. Katz.

2(b)	Principal Business Address or, if none, Residence:

Endeavour Capital Advisors Inc.

410 Greenwich Avenue

Greenwich, CT 06830

2(c)	Citizenship of Person Filing:

Endeavour is a Delaware corporation, the Fund is a Delaware limited partnership and Mssrs. Austin and Katz are citizens of the United States of America.

2(d)	Title of Class of Securities: Common Stock

2(e)	CUSIP Number: 469249205

Item 3.	Not applicable

Item 4.	Ownership:

The information in items 1 and 5 through 11 on the cover pages (pp. 2-5) on this Schedule 13G is hereby incorporated by reference.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Page 7 of 9 Pages

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014

ENDEAVOUR CAPITAL ADVISORS INC. *

By:	/s/ Glenn Hofsess
Name: Glenn Hofsess
Title: Chief Financial Officer

ENDEAVOUR REGIONAL BANK
OPPORTUNITIES FUND L.P. *

By:	/s/ Glenn Hofsess
Name: Glenn Hofsess
Title: Chief Financial Officer of Endeavour Capital Advisors Inc., its investment advisor

LAURENCE M. AUSTIN*

By:	/s/ Laurence M. Austin

MITCHELL J. KATZ*

By:	/s/ Mitchell J. Katz

*	The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein, and this report shall not otherwise be deemed an admission that any of them is the beneficial owner of such securities for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purposes.

Page 9 of 9 Pages

Exhibit 1

AGREEMENT OF JOINT FILING

Endeavour Capital Advisors Inc., Laurence M. Austin and Mitchell J. Katz hereby agree that the Statement on Schedule 13G to which this agreement is attached as an exhibit as well as all future amendments to such Statement, shall be filed jointly on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended.

Dated: February 14, 2014

ENDEAVOUR CAPITAL ADVISORS INC.
By:	/s/ Glenn Hofsess
Name: Glenn Hofsess
Title: Chief Financial Officer

ENDEAVOUR REGIONAL BANK
OPPORTUNITIES FUND L.P. *

By:	/s/ Glenn Hofsess
Name: Glenn Hofsess
Title: Chief Financial Officer of Endeavour Capital Advisors Inc., its investment advisor

LAURENCE M. AUSTIN

By:	/s/ Laurence M. Austin

MITCHELL J. KATZ

By:	/s/ Mitchell J. Katz